Filed Pursuant To Rule 433

Registration No. 333-180974

October 11, 2013

Transcript of Interview with Kevin Quigg of State Street Global on TheStreet.com October 10, 2013

Joe Deaux:

The GLD has not had such a great year in 2013, down more than 20%. But here to talk about it a little more for you is Kevin Quigg of State Street. Kevin, great to have you in the studio.

Kevin Quigg, Global Head of ETF Sales Strategy, State Street Bank & Trust:

Thank you for having me Joe, I appreciate it.

Deaux:

So Kevin, the first question for maybe people less familiar with the GLD, the ETF, what’s the difference between holding the GLD and just going out and buying the physical gold?

Quigg:

Sure, well there are some primary differences. But really GLD is backed by 100% physically allocated gold in the HSBC vault in London, so really it’s securitized gold. What that means is, unlike the physical market where it’s obviously a market where you need buy and sell in the marketplace itself, GLD is represented in the secondary market through shares.

Deaux:

Right.

Quigg:

So it buys and sells and trades just like any other stock.

Deaux:

So why do you want to hold GLD instead of gold?

Quigg:

Well, I think there are a lot of reasons. And again, depending on your situation, physical gold ownership is also a wonderful way to get exposure to gold. Most of the people with whom we speak appreciate the liquidity that the SPDR Gold Shares provide. They appreciate the anonymity on some sides that allows them to buy and sell quickly.

Deaux:

Yeah.

Quigg:

And also the efficiency, there’s a cost savings through the marketplace because of the number of investors that are congregating in GLD.

Deaux:

So people more familiar with the GLD, they keep hearing net outflows of GLD in 2013. What does net outflows mean?

Quigg:

Net outflows means, from a simple perspective, that more people are selling than buying shares of the SPDR Gold Shares. Now, if you think about it, SPDR Gold Shares has over a million shareholders and there are a million stories behind that of people who are holding the shares for very different reasons.

Deaux:

Yeah.

Quigg:

Now one thing that we do caution investors is to not look at just at the price of gold, but also the role of gold. What is it doing in your portfolio? And what we’ve seen recently is people taking money out of the SPDR Gold Shares and maybe putting it into other parts of the market, the developed parts of the market, that are doing well. And because of gold’s price appreciation over the past several years, as well as the price depreciation of some of the other securities markets, some rebalancing is overdue for many investors and that can also be a… (Inaudible 1:51)

Deaux:

So do you recommend how much of a portfolio people should hold in gold or the GLD specifically?

Quigg:

Well, there’s not a target allocation; however, an allocation is appropriate. So, regardless of your situation, some investors depending on obviously what their other assets are, are going to have unique needs. With that being said, historically and it’s proven itself through the recent credit crisis, but really back through the 1970s and longer still, gold is a resource that within your portfolio will really provide stability, diversification and non-correlated return—and that has value in all markets.

Deaux:

Sure. Now before the GLD, before gold ETFs, people if they wanted to invest in gold and equities, they went to the gold miners. What’s the difference between the two?

Quigg:

Well, it’s really the difference between a gold mining stock is as the name would imply. You’re a beneficiary owner of a single company and with that comes the company’s specific risks. So really the price of a gold mining stock is going to be clearly, you know, on some level, dependent on gold. It’s also going to be dependent on the relative poor or strong management of that company—how much or how little gold they are pulling out from their mining operations and, generally speaking, how efficient they are. SPDR Gold Shares, again it is backed by 100% allocated gold at the HSBC vault in London. And because of that, what your tracking is the spot price of gold as based on the London PM fixing rate.

Deaux:

Alright. Well Kevin, thanks so much for that quick primer on GLD.

Quigg:

Thank you, my pleasure Joe.

Deaux:

For The Street, I’m Joe Deaux.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.